

May 10, 2011

Via E-mail

Mr. Robert K. Eulau
Executive Vice President and Chief Financial Officer
Sanmina-SCI Corporation
2700 N. First St.
San Jose, CA 95134

     Re: **Sanmina-SCI Corporation**
              Form 10-K for the Fiscal Year ended October 2, 2010
              Filed November 24, 2010
              File No. 000-21272

Dear Mr. Eulau:

We have reviewed your letter dated March 17, 2011, in connection with the above-referenced filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated March 3, 2011.

General

1.   We note your response to prior comment 1. With respect to your responses to comments 6 and 7 of our letter dated March 3, 2011, we are unable to concur with your position that disclosure of the performance targets for your named executive officers under the 2010 Corporate Bonus Plan reasonably threatens competitive harm. It is unclear what significant conclusions about your plans and priorities a competitor could draw from the historical performance targets that it could not also draw from your actual results and or its participation in the market place. It is also unclear how competitors could derive sufficient information about your annual operating plan from your historical performance targets to solicit away your customers. Finally, it is unclear why historical performance targets would be more useful to competitors attempting to recruit your employees than

the company's actual historical performance or the executive compensation information, such as salary or bonuses paid in fiscal 2010, that has already been publicly disclosed. Accordingly, please amend Part III of your Form 10-K to disclose the performance targets for your 2010 Corporate Bonus Plan, or refile in unredacted form your responses to comments 6 and 7 of our letter dated March 3, 2011. Also, please confirm that in future filings you will disclose the performance targets underlying your bonus plan to the extent that they are material and not otherwise excludable pursuant to Instruction 4 to Item 402(b) of Regulation S-K.

With respect to your response to comment 8 of our letter dated March 3, 2011, the circumstances surrounding the compensation committee's decision to exercise its discretion to adjust the compensation awarded to a named executive officer appears to be required disclosure under Item 402(b)(2)(vi) of Regulation S-K. Accordingly, please amend Part III of your Form 10-K to provide this disclosure or refile in unredacted form your response to comment 8 of our letter dated March 3, 2011.

You may contact Ryan Rohn, Staff Accountant, at (202) 551-3739 if you have questions regarding comments on the financial statements and related matters. If you have any other questions, please contact Courtney Haseley, Attorney-Advisor, at (202) 551-3548 or Matthew Crispino, Attorney-Advisor, at (202) 551-3456. If you require further assistance, do not hesitate to contact me at (202) 551-3730.

Sincerely,

/s/ Stephen Krikorian

Stephen Krikorian
Accounting Branch Chief